Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Six Months		Six Months
	Ended		Ended
	June 30, 2010		June 30, 2011
Earnings:
Income from Continuing Operations before Provision for Income Taxes	$179,635		$189,549
Add: Fixed Charges	145,671		139,143
	$325,306		$328,692

Fixed Charges:
Interest Expense, Net	$105,533		$97,998
Interest Portion of Rent Expense	40,138		41,145
	$145,671		$139,143
Ratio of Earnings to Fixed Charges	2.2	x	2.4	x